SEC Comment 2:

2.	We note your response to comment 11. Since the discounted cash flow analysis is based on the projected future cash flows of the company, it appears that the forecasts are material to place this analysis in context and should be disclosed. To the extent such projections no longer reflect management’s view of future performance, or are not consistent with actual performance given the passage of time, please explain why the projections are no longer valid and expand disclosure of related risks, as appropriate. Please also revise the discussion of Vantage Point’s opinion, which similarly appears to rely on management projections and/or forecasts.

Response: The Company respectfully submits that the projections are no longer valid because a significant period of time has passed which has caused the Company’s actual results to differ materially from the results forecasted in the financial projections. In response to the Staff’s Comment, the Company has also revised its disclosure of related risks on page 44. The NMM language with respect to the NMM/Vantage Point forecasts is reflected in the revised disclosure on page 44.

Page 44 of S-4/A:

Actual ApolloMed results may be significantly different from those contained in the projections prepared in late 2016 by ApolloMed management and used by BofA Merrill Lynch in its financial analyses.

ApolloMed management prepared certain financial projections, which were based on management's projection of ApolloMed’s future financial performance as of the date provided in late 2016. These projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information. More importantly, the financial projections were based on a number of assumptions and predictions that, with the passage of time, have rendered such financial projections no longer valid. Further, the projections did not take into account any circumstances or events occurring after the date that they were prepared.

Actual NMM results may be significantly different from those contained in the projections prepared by NMM management and used by Vantage Point in its financial analyses.

NMM management prepared certain financial projections, which were based on management’s projection of NMM’s future financial performance as of the date provided. These projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information. More importantly, the financial projections were based on a number of assumptions and predictions that, with the passage of time, have rendered such financial projections no longer valid. Further, the projections did not take into account any circumstances or events occurring after the date that they were prepared.